UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 01, 2023

RHOVE REAL ESTATE 1 LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1602921
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6515 Longshore Loop, Suite 100, Dublin, OH 43017

(Full mailing address of principal executive offices)

 (707) 732-5742
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Empire Series Shares, Honokea Wave Park (Kapolei) Series Shares, Washington (Sandusky) Series Shares, City Park Quad (Columbus) Series Shares

Item 7.	Departure of Certain Officers; Election of Directors; Appointment of Certain Officers;

On December 01, 2023, Calvin Cooper informed Rhove Real Estate 1, LLC (“the company”) through its Sole member Roost Enterprises Inc. (member) that he resigned as a Chief Executive Officer of the company effective from December 1, 2023, and his resignation did not result from any disagreement with the Company.

On December 01, 2023, as the Sole member of the company Roost Enterprises Inc. designated Mike Logozzo (CFO of reAlpha Tech Corp. the parent company of Roost Enterprises Inc.) as the President and Chief Executive Officer of the Company;

And designated Rakesh Prasad (Vice President - Finance of reAlpha Tech Corp. the parent company of Roost Enterprises Inc.) as the Secretary and Chief Financial Officer (acting as treasurer under the DGCL) of the Company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RHOVE REAL ESTATE 1 LLC

By:	/s/ Mike Logozzo
Name:	Mike Logozzo
Title:	Chief Executive Officer, President,
(Principal Executive Officer)

Date: December 04, 2023

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